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Filed by EXCO Resources, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No: 0-9204
Subject Company: EXCO Resources, Inc.

EXCO RESOURCES, INC. ANNOUNCES RECEIPT
OF ACQUISITION PROPOSAL

DALLAS, TX, August 7, 2002—EXCO Resources, Inc. (the "Company") (Nasdaq: EXCO) announced today that its Chairman and Chief Executive Officer, Douglas H. Miller, has made an offer to purchase all of the outstanding shares of stock of the Company not already owned by Mr. Miller. Mr. Miller currently owns approximately 8.2% of the Company's outstanding common stock and 1.8% of the Company's outstanding 5% convertible preferred stock.

Under the terms of the offer, the holders of the Company's outstanding shares of common stock would receive $17.00 per share in cash. The holders of the Company's outstanding 5% convertible preferred stock would receive between $17.00 and $18.05 per share in cash depending upon the closing date of the acquisition transaction, which the Company has been advised takes into account the remaining stated dividends and the mandatory conversion of the 5% convertible preferred stock on June 30, 2003.

The Board of Directors of the Company intends to establish a special committee of the board composed of independent directors to consider the proposal, to evaluate, negotiate and make a recommendation to the full board on the proposal. The proposal from Mr. Miller was made subject to the negotiation and execution of a definitive acquisition agreement containing mutually agreeable terms and conditions as are customary in such agreements, including but not limited to customary representations, warranties, covenants and conditions. It is also subject to, among other things, (1) the approval of the transaction by the special committee, the Board of Directors and the shareholders of the Company, (2) receipt of satisfactory financing for the transaction, (3) receipt of a fairness opinion by the special committee, and (4) the receipt of all necessary regulatory approvals.

Additional information about EXCO Resources, Inc. may be obtained by contacting the Company's President, Ted Eubank, at EXCO's headquarters, 6500 Greenville Avenue, Suite 600, LB17, Dallas, Texas 75206, telephone number (214) 368-2084.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. There can be no assurance that the proposed transaction described in the press release will be accepted by the Company in its proposed form or any revised form or, that even if accepted, that the transaction will close.

In the event that the proposed transaction is accepted by the Company, the acquiring person or entity and the Company will be required to make certain other filings regarding the proposed transaction with the Securities and Exchange Commission. Investors and security holders are advised to read all such filings regarding the proposed transaction, when and if the transaction proceeds and such filings are made, because they will contain important information. Investors and security holders may obtain free copies of any such filings (when and if they become available) and other documents filed by the Company with the Commission at the Commission's web-site at www.sec.gov. Information concerning any participants in any solicitation of the Company's shareholders that is made in connection with the proposed transaction will be disclosed when available.

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EXCO RESOURCES, INC. ANNOUNCES RECEIPT OF ACQUISITION PROPOSAL